UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83587F202

(CUSIP Number)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 83587F202

1	Name of Reporting Person Magnum Opus2 International Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 4,407,713(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,407,713(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,407,713(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.0%(2)
12	Type of Reporting Person (See Instructions) CO

(1)  Comprised solely of shares of the Issuer’s common stock (“Common Stock”) issuable upon conversion of a convertible promissory note issued by the Issuer to Magnum Opus2 International Holdings Limited (the “Reporting Person”) on December 21, 2017 (the “Note”).

(2)  Percentage based on 82,903,567 shares of Common Stock outstanding as of December 21, 2017, based on information provided by the Issuer to the Reporting Person plus, 4,407,713 shares of Common Stock issuable upon conversion of the Note.

Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Sorrento Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4955 Directors Place

San Diego, CA 92121

Item 2.

(a)	Name of Person Filing

Magnum Opus2 International Holdings Limited (the “Reporting Person”)

(b)	Address of Principal Business office or, if None, Residence

48F, Bank of China Tower

1 Garden Road, Central, Hong Kong

(c)	Citizenship

British Virgin Islands

(d)	Title of Class of Securities

Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number

83587F202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

Page 4 of 6 Pages

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

4,407,713*

(b)	Percent of class:

5.0%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

4,407,713*

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

4,407,713*

(iv)	Shared power to dispose or to direct the disposition of:

0

*	Comprised of 4,407,713 shares of Common Stock issuable upon conversion of a convertible promissory note issued by the Issuer to the Reporting Person on December 21, 2017 (the “Note”).

**	Percentage based on 82,903,567 shares of Common Stock as of December 21, 2017, based on information provided by the Issuer to the Reporting Person, plus 4,407,713 shares of Common Stock issuable upon conversion of the Note.

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Yuen Kam, the sole Director of the Reporting Person, may be deemed to have voting and dispositive power over the shares held by the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2018

Mangum Opus2 International Holdings Limited

By:	/s/ Yuen Kam
Name: Yuen Kam Title: Director